From the Desk of

Larry Pino, Esquire

July 24, 2019

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:	Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 6 to

Draft Offering Statement on Form 1-A

Submitted February 11, 2019

CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Amendment No. 6 to its offering statement on Form 1-A, filed February 11, 2019 (“Offering Statement”).

The following are the Company’s clarifications to the Offering Statement based on recent conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in Amendment No. 7 to the Form 1-A (“Amendment No. 7”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

FINRA No Objection Letter

The Company has entered into an arm’s length Managing Broker Dealer Agreement (“MBD Agreement”) with Sutter Securities Clearing, LLC (“MBD”) which has been included in Amendment No. 7 as Exhibit 1.

The MBD has reviewed and submitted Amendment No. 7 to the Financial Industry Regulatory Authority, Inc. (“FINRA”) on or about the date of this letter for purposes of obtaining a “No Objection” letter to be provided to the Commission as requested.

Company-based Clarifications to the Offering Statement

The following clarifications have been included in Amendment No. 7 for the purpose of updating and revising certain other information:

1)	The Offering Statement date has been changed from December 1, 2018 to August 1, 2019, and the Offering Period termination date modified from December 31, 2019 to September 30, 2020.

2)	Modification to the Offering Statement to replace “Maitland Securities, Inc.” with “Sutter Securities Clearing, LLC” appointed by the Company as its Managing Broker-Dealer (“MBD”). The Offering Statement has been modified as appropriate to conform to the revised commission structure, including updates to Proceeds to the Company table on page 3 and Use of Proceeds table on page 44, with additional reference to reflect the Company’s obligation to reimburse the MBD’s legal and due diligence costs under the MBD Agreement.

3)	As the Company no longer intends to require a Shareholders’ Agreement as part of Investor subscription for Shares, it has been removed and replaced with a Suitability Questionnaire as required by FINRA. Clarification of Shareholders’ Encumbrance and Redemption rights have been incorporated into the Company’s ByLaws which are included as Exhibit 2 and referenced in Sections 5.6 and 5.7 respectively.

4)	Reflection of limitations on the Company’s repayment to the Sponsor of expenses that were paid on behalf of the Company have been incorporated as follows: “Until such time as Gross Offering Proceeds of $2,500,000.00 have been achieved, this repayment shall occur at a rate of i) 10.0% of Gross Offering Proceeds up to $1,500,000.00, and ii) 20% of Gross Offering Proceeds in excess of $1,500,000.00.”

5)	Expanded references in the Services Performed by, and Compensation Paid to Affiliates disclosures section and CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS section to include the use of Company Affiliates to reflect a) Tuscan Gardens Management Corporation provision of day to day Property Management Services to the Company Properties as Community Manager, and b) Maitland Securities Inc. entering into a Participating Dealer Agreement with the MBD.

6)	Expanded Risk Factor disclosures have been included in the following areas: General Risk of Investment in the Company, Preferred Shares Have No Voting Rights, Dividend Payments on the Preferred Shares are Not Guaranteed, Business Plan is Dependent Upon the Company’s use of Leverage, Dependence Upon Key Management Personnel, Reliance on Management, RISKS RELATED TO INVESTMENTS IN REAL ESTATE, and RISKS RELATED TO INVESTMENTS IN SENIOR LIVING FACILITIES.

7)	Various conforming revisions to ensure references to defined terms and consistency of use throughout the Offering Statement are achieved.

8)	The August 10, 2018 audited financial statements have been replaced with December 31, 2018 audited financial statements and an updated audit opinion from GRENNAN FENDER HESS & POPARAD LLP has been included.

9)	The December 1, 2018 Legal Opinion issued by Pino Nicholson PLLC and consent to inclusion of even dated have been replaced with updated versions dated August 1, 2019.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC